UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number 001-01105
                                                                      ---------

                                   AT&T CORP.
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             (Exact name of registrant as specified in its charter)

     32 Avenue of the Americas, New York, New York 10013-2412 (212) 387-5400
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Wireless Group Common Stock, par value $1.00 per share
      Class A Liberty Media Group Common Stock, par value $1.00 per share Class B Liberty Media Group Common Stock, par value $1.00 per share
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            (Title of each class of securities covered by this Form)

                             See attached Schedule A
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)     |_|                     Rule 12h-3(b)(1)(i)     |X|
    Rule 12g-4(a)(1)(ii)    |_|                     Rule 12h-3(b)(1)(ii)    |_|
    Rule 12g-4(a)(2)(i)     |_|                     Rule 12h-3(b)(2)(i)     |_|
    Rule 12g-4(a)(2)(ii)    |_|                     Rule 12h-3(b)(2)(ii)    |_|
                                                    Rule 15d-6              |X|

      Approximate number of holders of record as of the certification or
notice date:    none
             ----------------

      Pursuant to the requirements of the Securities Exchange Act of 1934 AT&T Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 22, 2002                    By: /s/Robert S. Feit
    ---------------------------              -----------------------------
                                                  Robert S. Feit

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


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SCHEDULE A



Title of Each Class of Securities Registered Pursuant to Section 12(b) of the Securities Exchange Act of 1934 for which a Duty to File Reports under Section 13(a) or 15(d) Remains:


Common Stock, par value $1.00 per share

6 1/2% Notes Due September 15, 2002

5.625% Notes Due March 15, 2004

$400,000,000 6.75% Notes due 2004

$100,000,000 8.20% Medium Term Note, Series A Maturity Date 2/15/2005

$300,000,000 7% Notes due May 15, 2005

$500,000,000 7-1/2% Notes, due 2006

$500,000,000 7 3/4% Notes due March 1, 2007

6.000% Notes Due March 15, 2009

8-1/8% Debentures due January 15, 2022

$300,000,000 8.35% Debentures due 2025

8-1/8% Debentures due July 15, 2024

6.500% Notes due March 15, 2029

8-5/8% Debentures Due December 1, 2031